SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                                [Amendment No. 2]

                                ZEON Corporation
                                (Name of Issuer)

                ZEON Corporation, T. Bryan Alu and Alan M. Bloom
                ------------------------------------------------
                        (Name of Person Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                     98943P
                               --------- -------
                      (CUSIP Number of Class of Securities)

                             William A. Wiese, Esq.
                          1900 Grant Street, Suite 815
                                Denver, CO 80203
                                  303-832-3933
 (Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This Statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]  The filing of a registration statement under the Securities
         Act of 1933.

c.       [ ]  A tender offer.

d.       [X]  None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
                            -------------------------
Transaction Valuation                               Amount of Filing Fee
$205,000                                            $41.00
-------                                             ----------------

This is the final amendment reporting the results of the transaction.

The  reverse  split   transaction   was  approved  at  the  Special  Meeting  of
Shareholders of the Company held on April 30, 2002. 297,358 shares of common stock were represented at the meeting in person or by proxy (representing 86% of the Company's total outstanding shares) and the following votes were recorded:

For                  271,459
                  ----------

Against               25,724
                  ----------

Abstain*                 175
                ------------

* Includes proxies returned with no vote indicated.

The reverse split became effective at the close of business on May 3, 2002. The Company will be filing Form 15 with the Securities and Exchange Commission to cease reporting as a public company since it has less than 300 shareholders as a result of this transaction.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:    s/ T. Bryan Alu
       ---------------
Title: President, Chairman of the Board, Director, Chief Executive Officer and
       President

Date:  May 6, 2002

By:    s/ Alan M. Bloom
       ----------------------
Title: Treasurer and Director

Date:  May 6, 2002

By:    s/ Ruel G. Routt
       -------------------

Title: Corporate Controller

Date:  May 6, 2002

By:    s/T. Bryan Alu, individually as an affiliate
       --------------------------------------------

Date:  May 6, 2002

By:    s/ Alan M. Bloom, individually as an affiliate
       ----------------------------------------------

Date:  May 6, 2002